UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 November 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F X                     FORM 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES                     NO X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Q3 2005 results: Revenues increase 9%, earnings per share 5% higher, strategic partnership with Japan Post, 31 October 2005

Japan Post and TNT join forces, 31 October 2005

TNT links China to Europe with the Boeing 747-400ERFs, 31 October 2005

31 October 2005

Q3 2005 results:

Revenues increase 9%. Earnings per share 5% higher
Strategic partnership with Japan Post

Operating income up 37% in Express, due to revenue growth and efficiency
Growth in Mail revenues driven by 34% increase in European Mail Networks
Mail margin remains high, despite higher pension costs
Margins under pressure in Logistics
Strategic partnership with Japan Post announced
China development gains momentum

				YTD Q3	YTD Q3
Key numbers	Q3 2005	Q3 2004	% Change	2005	2004	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	3,230	2,975	8.6%	9,891	9,012	9.8%
Operating income (EBIT)	246	241	2.1%	892	889	0.3%
Profit / (Loss) attributable to the shareholders	148	147	0.7%	551	543	1.5%
Net cash from operating activities	323	318	1.6%	782	724	8.0%
Earnings per share (€ cents)	32.5	30.9	5.2%	121.2	114.3	6.0%

			YTD Q3	YTD Q3
Operating margin	Q3 2005	Q3 2004	2005	2004

Mail	16.2%	16.4%	19.8%	21.1%
Express	7.8%	6.2%	8.6%	7.0%
Logistics	1.2%	4.0%	2.0%	3.5%
Contract Logistics	1.0%	4.1%	2.1%	3.5%
Freight Management	2.0%	1.7%	1.6%	1.7%

CEO Peter Bakker:

“I continue to be pleased with the good progress of Express, which hit another record third quarter margin. Mail delivered as expected with solid execution of the masterplans, which have now brought us almost € 200 million of cumulative savings, and European Mail Networks achieved a revenue growth of 34% this quarter. In Logistics, we moved ahead with the refocusing of our French operations, and have received offers for large parts of this business. In the rest of Logistics, partly resulting from an unexpected law change in Italy, margin pressure remained, although we did see some positive signs in business development.

Looking to the future, I am delighted that we have started to work with Japan Post on a joint strategic vision. Our next step will be to launch a new international premium express product. We gained more traction with our China strategy, with the launch of new domestic express operations and the announcement of two 747 air freighters to the fleet, to fly between Shanghai and Europe.”

Report by the Board of Management

Group overview
Third quarter revenue growth was 8.6%, coming from strong organic growth in Express and the Freight Management acquisition effect. The highlights of the Mail division were the maintenance of a high margin and the 33.6% organic growth in EMN. Express set another third quarter margin record, with revenue growth at the high end of our expectations. Logistics made important progress with the France restructuring but incurred € 18 million of one-off costs and experienced margin pressure in many business units.

The quarter saw strategic progress in relation to Japan, China and the refocusing of France Logistics.

Review of operations
Mail achieved total revenue growth of 3.1%, with the strong lift from EMN. In Mail Netherlands, revenues declined broadly in line with the 2.3% addressed mail volume decline. Also, pension costs are running at € 20 million per quarter higher than last year. However, good progress with the masterplans (€ 22 million savings) together with profit improvements in EMN, Cross Border and Data & Document Management, ensured that divisional margin remained strong at 16.2%, close to last year’s level.

The procession of strong results from Express continued with a 37.1% increase in operating income. The division set another record third quarter margin of 7.8%, over one and a half percentage points better than last year, with a continuation of high single digit revenue growth. Organic revenue growth in Europe was 8.1% and, in Rest of World, 10.3%. European revenue yield was 3.8%.

For Logistics, organic revenue growth in North America was 13.7%. The growth in the Rest of World doubled to 20.2%, with a rebound in China automotive and good results from Australia. In Europe, the largest region, revenues continued to decline, affected by contract losses. The division was impacted by one-off costs - a provision for Italian subcontractor fees of € 10 million and French restructuring costs of € 8 million – in addition to general margin pressure. The resulting operating margin was 1.2%.

Financial review
Operating income was € 246 million, up € 5 million from last year, impacted by the € 18 million one-off costs in Italy and France Logistics and the € 20 million higher pension costs already mentioned. Non-allocated costs included a € 12 million gain in respect of the divestment of a non-core business.

Net financial expense was € 17 million, € 5 million lower than last year due to cheaper debt, and the effective tax rate was 34.5%.

The profit attributable to the shareholders came in € 1 million higher than last year at € 148 million, and EPS were 32.5 cents, an increase of 5.2%, helped by the share repurchase that was concluded in January 2005. Net cash from operating activities was a little higher than last year at € 323 million.

Tax investigations
The tax investigations, under the responsibility of the Audit Committee and mentioned in our press release of 22 September 2005, are ongoing. It is too early to determine their financial impact on the group.

Strategic progress
Today, we announce that TNT will enter into strategic partnership with Japan Post, with the joint vision to realise a leading express position in Asia Pacific. TNT already carries and distributes EMS volumes for Japan Post. The important next step will be to establish a joint, international premium express operation between Japan and the rest of the world. We expect operations to commence in the second quarter of 2006. We also expect joint logistics activities to commence by early 2007. In France Logistics, we announced receipt of a binding offer from Norbert Dentressangle for the majority of the business, and we are considering management buy-out offers for most of the remainder. The proposed transactions are within the parameters that we set out at our second quarter announcement, including the € 140 million of P&L one-offs, pre-tax, the majority of which we expect to take in the fourth quarter of this year. In China, TNT aims to build a leading domestic express network, and progress is well underway to achieve this ambition. Furthermore, we have decided to add two 747-400 air freighters to the TNT fleet to operate between Shanghai and Europe. We were pleased to see some recovery in China Logistics revenues due to improvement in the automotive sector.

2005 guidance
In Mail, we expect total revenues to be stable, with gains in EMN countering declines in Dutch addressed volumes. We expect a strong operating margin of 19% to 20%.

In Express, we expect high single digit revenue growth. Due to the continuing good performance of the division, we now lift the operating margin expectation from the range 8.5% to 9.0% to new guidance of around 9%.

In Contract Logistics, we expect revenues to remain stable with a margin of around 4%, excluding France.

In Freight Management, we expect revenues to grow high single digit, with an operating margin of around 1.5%, after charging amortisation of intangible fixed assets recognised on acquisition and integration costs.

Report by the Board of Management

Significant events since the second quarter
1 July	TNT Logistics selected by MAN Nutzfahrzeuge as pan-European spare parts logistics partner
12 July	State sells 43.4 million TNT shares to take holding down to 10%
14 July	TNT Logistics wins inbound contract for Dodge Charger manufacture
15 July	TNT acquires print and mailing house Euro Mail
15 August	TNT Express announces expansion of Middle East Road Network
8 September	TNT placed first in sector in Dow Jones Sustainability Index
19 September	Departure of CFO announced
22 September	Independent tax investigations announced
18 October	Announcement of binding offer received for French logistics business units

Q3 Summary

Group Summary	Q3 2005	Q3 2004		% Change
	€ mil	€ mil	Operational	Fx	Total
Revenues	3,230	2,975	8.2%	0.4%	8.6%
Operating income (EBIT)	246	241	1.7%	0.4%	2.1%
Profit / (Loss) attributable to the shareholders	148	147	0.0%	0.7%	0.7%

Divisional Summary	Q3 2005	Q3 2004		% Change
	€ mil	€ mil	Operational	Fx	Total
Mail
Revenues	906	879	3.1%	0.0%	3.1%
Operating income (EBIT)	147	144	2.1%	0.0%	2.1%
Operating margin	16.2%	16.4%

Express
Revenues	1,234	1,130	8.8%	0.4%	9.2%
Operating income (EBIT)	96	70	37.1%	0.0%	37.1%
Operating margin	7.8%	6.2%

Logistics
Revenues	1,119	975	14.0%	0.8%	14.8%
Operating income (EBIT)	13	39	-69.3%	2.6%	-66.7%
Operating margin	1.2%	4.0%

Non-allocated	(10)	(12)	16.7%	0.0%	16.7%
Operating income (EBIT)	246	241	1.7%	0.4%	2.1%

Year-to-Date Summary

Group Summary	YTD Q3 2005	YTD Q3 2004		% Change
	€ mil	€ mil	Operational	Fx	Total
Revenues	9,891	9,012	9.8%	0.0%	9.8%
Operating income (EBIT)	892	889	0.1%	0.2%	0.3%
Profit / (Loss) attributable to the shareholders	551	543	0.9%	0.6%	1.5%

Divisional Summary	YTD Q3 2005	YTD Q3 2004		% Change
	€ mil	€ mil	Operational	Fx	Total
Mail
Revenues	2,852	2,801	1.8%	0.0%	1.8%
Operating income (EBIT)	564	590	-4.4%	0.0%	-4.4%
Operating margin	19.8%	21.1%

Express
Revenues	3,719	3,378	10.2%	-0.1%	10.1%
Operating income (EBIT)	321	236	36.0%	0.0%	36.0%
Operating margin	8.6%	7.0%

Logistics
Revenues	3,379	2,861	18.1%	0.0%	18.1%
Operating income (EBIT)	68	99	-32.3%	1.0%	-31.3%
Operating margin	2.0%	3.5%

Non-allocated	(61)	(36)	-66.6%	-2.8%	-69.4%
Operating income (EBIT)	892	889	0.1%	0.2%	0.3%

Business Highlights - Mail

High margin maintained, despite the higher pension costs
Solid execution of masterplans - cumulative savings approach € 200 million
EMN organic revenue growth hits 33.6%

Mail Summary	Q3 2005	Q3 2004	% Change	YTD Q3 2005	YTD Q3 2004	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	906	879	3.1%	2,852	2,801	1.8%
Operating income (EBIT)	147	144	2.1%	564	590	-4.4%
Operating margin	16.2%	16.4%		19.8%	21.1%

Mail division maintained a high third quarter margin, very close to last year’s level, despite the € 20 million higher pension costs and the changing business mix, as EMN grows and the higher margin Dutch addressed mail volumes decline. In fact, EMN organic revenue growth was 33.6%.

The savings from the masterplans amounted to € 22 million this quarter, bringing the cumulative total to € 199 million. All of the new sequence sorting machines have now been delivered and commissioning will be 100% complete by the year-end. These savings, together with profit improvements in EMN, Cross Border and Data & Document Management, explain the strong margin performance for the division overall.

Revenue Analysis	Q3 2005	Q3 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Mail Netherlands	586	601	-2.5%	-2.5%	0.0%	0.0%
Cross Border	118	121	-2.5%	-2.5%	0.0%	0.0%
European Mail Networks	147	110	33.6%	33.6%	0.0%	0.0%
Data & Document Management	55	47	17.0%	6.4%	10.6%	0.0%
Mail	906	879	3.1%	2.5%	0.6%	0.0%

Revenue Analysis	YTD Q3 2005	YTD Q3 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Mail Netherlands	1,897	1,914	-0.9%	-0.9%	0.0%	0.0%
Cross Border	369	397	-7.1%	-6.8%	0.0%	-0.3%
European Mail Networks	426	344	23.8%	23.8%	0.0%	0.0%
Data & Document Management	160	146	9.6%	2.8%	6.8%	0.0%
Mail	2,852	2,801	1.8%	1.4%	0.4%	0.0%

Mail Netherlands saw addressed mail volumes fall by only 2.3% in the quarter, which was better than our -3% to -4% expectation, with electronic substitution, competition and a subdued economy all playing a part. Domestic volumes were off 2.7%, affected by reduced bank mailings, and direct mail was off 1.7%. The better-than-trend decline in direct mail resulted from some recovery in printed matter mailings. Revenues declined by 2.5%, broadly in line with volumes. Next day delivery remained over 97%.

Cross Border revenues declined by 2.5%. Competitive pressures continued to weigh on both prices and volumes. However, the decline was more favourable than in recent quarters, since contract rationalisation has reduced and the fee reductions that took place last year did not recur.

Organic revenue growth in the European Mail Networks increased to 33.6%. Addressed mail volumes in Germany almost doubled and the addressed mail business in the UK, which was just starting up last year, remained firmly on track to achieving a run-rate of at least 500 million items per annum by the year-end. Mail Italy also achieved a strong double digit growth, with contributions from the addressed, unaddressed and mail services operations.

In Data & Document Management, most of the growth was provided by the acquisition of Euro Mail in the Netherlands, which specialises in production and distribution of direct mail. Organic growth improved to 6.4% due mostly to higher call centre activity.

Business Highlights - Express

Operating income increases by 37.1%
Another record third quarter margin
China development gains momentum

Express Summary	Q3 2005	Q3 2004	% Change	YTD Q3 2005	YTD Q3 2004	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	1,234	1,130	9.2%	3,719	3,378	10.1%
Operating income (EBIT)	96	70	37.1%	321	236	36.0%
Operating margin	7.8%	6.2%		8.6%	7.0%

The continuing success story of the Express division was marked in the third quarter by a 37.1% increase in operating income. The usual positive trends were evident – a record third quarter margin, positive revenue yield and successful application of the fuel surcharge. Operational leverage and efficiency improvements continue to drive the margin improvement.

Organic revenue growth of 8.4% remained close to the top of our guidance.

Important developments with respect to China included the launch of a new domestic network and agreement to add two 747-400 aircraft to the fleet. The new planes will provide uplift capacity from China to fuel our European network. The first comes into service in 2006 and the second in 2007.

High single digit revenue growth, combined with robust pricing, demonstrates our customers’ appreciation for a high quality product with strong customer service support.

Revenue Analysis	Q3 2005	Q3 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Express Europe	989	915	8.1%	8.1%	0.4%	-0.4%
Express ROW	245	215	14.0%	10.3%	0.0%	3.7%
Express	1,234	1,130	9.2%	8.4%	0.4%	0.4%

Revenue Analysis	YTD Q3 2005	YTD Q3 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Express Europe	3,018	2,751	9.7%	9.9%	0.2%	-0.4%
Express ROW	701	627	11.8%	10.8%	0.0%	1.0%
Express	3,719	3,378	10.1%	10.1%	0.1%	-0.1%

Growth in Europe was 8.1%, with Benelux, Germany, Italy, Switzerland and Scandinavia putting in the largest percentage gains of the western European markets. In eastern Europe, organic growth increased to 23%. Acquisition growth mainly related to the business development in Slovenia. Domestic volumes continued to increase in all markets, but International (i.e. cross-border) volumes provided the main momentum, with double digit revenue growth. Road volume growth (8%) outpaced air (5%), and kilos growth (6%) outpaced the number of consignments (3%). The revenue yield was 3.8%, mostly attributable to the fuel surcharge.

The Rest of World, scored another quarter of double digit growth. China region grew by 25% and the Middle East grew by 24%. This quarter saw the first trials of the new domestic Express business in China, where we work with service partners that operate under the TNT brand and standards. We already operate from 25 of our own depots in China. With the strong Middle East growth, five new line-haul routes were announced for the region. In Australia, as previously mentioned, business was affected by customer rationalisation and the economic conditions.

Business Highlights - Logistics

Good progress with French disposals
Margins affected by one-off costs and price pressure
Business development pipeline improves

Logistics Summary	Q3 2005	Q3 2004	% Change	YTD Q3 2005	YTD Q3 2004	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	1,119	975	14.8%	3,379	2,861	18.1%
Operating income (EBIT)	13	39	-66.7%	68	99	-31.3%
Operating margin	1.2%	4.0%		2.0%	3.5%

Good progress was made in the quarter with the French disposals process, leading to the announcement on 18 October of a binding offer for most of the business. Revenues were up 14.8%, which was acquisition driven. The Rest of World returned to strong organic growth and North America continued to do well, but Europe saw declines in many markets.

The operating income was impacted by a € 10 million provision relating to subcontractor fees in Italy, and by € 8 million of French restructuring costs, the latter being part of the € 140 million of total estimated costs announced last quarter. In addition to these items, margins were affected by contract price pressures in the major markets.

Business development continued to make progress, with the pipeline up 13% and contract wins running ahead of terminations.

Revenue Analysis	Q3 2005	Q3 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Logistics Europe	639	681	-6.2%	-6.8%	0.7%	-0.1%
Logistics North America	165	146	13.0%	13.7%	0.0%	-0.7%
Logistics ROW	116	89	30.3%	20.2%	0.0%	10.1%
Logistics Freight Management	199	59	237.3%	5.1%	230.5%	1.7%
Logistics	1,119	975	14.8%	-0.5%	14.5%	0.8%

Revenue Analysis	YTD Q3 2005	YTD Q3 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Logistics Europe	2,009	2,105	-4.6%	-4.6%	0.2%	-0.2%
Logistics North America	489	436	12.2%	14.5%	0.0%	-2.3%
Logistics ROW	305	261	16.9%	11.5%	0.0%	5.4%
Logistics Freight Management	576	59	876.3%	5.1%	869.5%	1.7%
Logistics	3,379	2,861	18.1%	0.0%	18.1%	0.0%

Contract Logistics

Europe was affected by revenue decreases in several markets, particularly the UK, Italy automotive and France. In the UK, the main issue was contract losses and, in Italy automotive, volumes were lower. France continued to operate below last year’s level, as we moved to exit this business. Some of the revenue loss in France was due to the restructuring.

Double digit revenue growth in North America entered its fourth consecutive quarter, with new contracts and higher volumes. Contract wins were mainly in the automotive and FMCG sectors.

Organic revenue growth increased significantly in the Rest of World, from 10.0% in the previous quarter to 20.2% this time. China turned around due mostly to higher outbound automotive volumes and commencement of the VW spare parts contract. Australia and Asia also saw strong double digit growth, much of which was in the automotive sector.

Freight Management

Organic revenue growth of 5.1% was in line with the last quarter. The large acquisition effect shown above relates to the acquisition of Wilson in August 2004. The reported margin of 2.0%, was after charging € 3.0 million of intangible fixed asset amortisation and € 1.4 million of integration costs.

Quarterly Information Group

	Q3 2005	Q3 2004	YTD Q3 2005	YTD Q3 2004
	€ mil	€ mil	€ mil	€ mil

Net sales	3,216	2,973	9,847	8,965
Other operating revenues	14	2	44	47
Total revenues	3,230	2,975	9,891	9,012
Other income	17	2	28	8

Cost of materials	(176)	(142)	(474)	(425)
Work contracted out and other external expenses	(1,421)	(1,268)	(4,279)	(3,685)
Salaries incl social & pension charges	(1,089)	(1,068)	(3,355)	(3,216)
Depreciation, amortisation and impairments	(101)	(91)	(299)	(277)
Other operating expenses	(214)	(167)	(620)	(528)
Total expenses	(3,001)	(2,736)	(9,027)	(8,131)

Operating income	246	241	892	889

Interest and similar income	6	7	45	17
Interest and similar expenses	(23)	(29)	(89)	(78)
Net financial (expense) / income	(17)	(22)	(44)	(61)

Profit before income taxes	229	219	848	828

Income taxes	(79)	(74)	(294)	(283)
Results from investments in associates	(1)	(1)	(2)	(3)

Profit for the period	149	144	552	542

Profit / (Loss) attributable to minority interests	1	(3)	1	(1)
Profit / (Loss) attributable to the shareholders	148	147	551	543

Earnings per share (in euro cents)*	32.5	30.9	121.2	114.3

Number of employees	161,940	162,957
Full time equivalent employees **	124,639	124,949

*	Based on an average number of 454.7 million ordinary shares, including ADS (2004: 475.2 million).
**	The reported full time equivalent employees for Mail Netherlands over 2004 have been restated to include overtime which initially was not included.

Quarterly Information Mail

€ mil	Q3 2005	Q3 2004

MAIL

Mail Netherlands
Revenues	586	601
Growth %	-2.5%
Organic	-2.5%
Acquisition / Disposal	0.0%
Fx	0.0%

Adressed mail pieces (millions)	1,101	1,127
Growth %	-2.3%	-2.8%
Working days	65	65

Cross Border
Revenues	118	121
Growth %	-2.5%
Organic	-2.5%
Acquisition / Disposal	0.0%
Fx	0.0%

European Mail Networks
Revenues *	147	110
Growth %	33.6%
Organic	33.6%
Acquisition / Disposal	0.0%
Fx	0.0%

Data & Document Management
Revenues *	55	47
Growth %	17.0%
Organic	6.4%
Acquisition / Disposal	10.6%
Fx	0.0%

Total Mail
Revenues	906	879
Growth %	3.1%
Organic	2.5%
Acquisition / Disposal	0.6%
Fx	0.0%

Operating income (EBIT)	147	144
Operating margin	16.2%	16.4%

* Dimar, a former subsidiary of Data & Document Management, was transferred to European Mail Networks per 1 January 2005, figures for comparative periods have been restated.

Note that 2004 growth data is excluded from these tables because conversion to IFRS, with an effective transition date of 1 January 2004, renders 2003 data incomparable with the results of later years.

Quarterly Information Express

€ mil	Q3 2005	Q3 2004

EXPRESS

Express Europe
Revenues	989	915
Growth %	8.1%
Organic	8.1%
Acquisition / Disposal	0.4%
Fx	-0.4%

Core consignments (mil)	33.0	32.1
Core kilos (mil)	573.8	540.8
Core revenue quality yield improvement	3.8%	4.5%

Express ROW
Revenues	245	215
Growth %	14.0%
Organic	10.3%
Acquisition / Disposal	0.0%
Fx	3.7%

Total Express
Revenues	1,234	1,130
Growth %	9.2%
Organic	8.4%
Acquisition / Disposal	0.4%
Fx	0.4%

Working days	64	65

Operating income (EBIT)	96	70
Operating margin	7.8%	6.2%

Note that 2004 growth data is excluded from these tables because conversion to IFRS, with an effective transition date of 1 January 2004, renders 2003 data incomparable with the results of later years.

Quarterly Information Logistics

€ mil	Q3 2005	Q3 2004

LOGISTICS

Logistics Europe
Revenues	639	681
Growth %	-6.2%
Organic	-6.8%
Acquisition / Disposal	0.7%
Fx	-0.1%

Logistics North America
Revenues	165	146
Growth %	13.0%
Organic	13.7%
Acquisition / Disposal	0.0%
Fx	-0.7%

Logistics ROW
Revenues	116	89
Growth %	30.3%
Organic	20.2%
Acquisition / Disposal	0.0%
Fx	10.1%

Logistics Freight Management
Revenues	199	59
Growth %	237.3%
Organic	5.1%
Acquisition / Disposal	230.5%
Fx	1.7%

Total Logistics
Revenues	1,119	975
Growth %	14.8%
Organic	-0.5%
Acquisition / Disposal	14.5%
Fx	0.8%

Revenues by Sector
Automotive	425	336
Tyres	46	38
FMCG	152	159
Hi-tech electronics	83	118
Publishing / media	59	61
Freight management	199	59
Other	155	204

Operating income (EBIT)	13	39
Operating margin	1.2%	4.0%

Note that 2004 growth data is excluded from these tables because conversion to IFRS, with an effective transition date of 1 January 2004, renders 2003 data incomparable with the results of later years.

Consolidated Cash Flow Statement

	Q3 2005	Q3 2004	YTD Q3 2005	YTD Q3 2004
	€ mil	€ mil	€ mil	€ mil
Profit before income taxes	229	219	848	828
Adjustments for:
Depreciation, amortisation and impairments	101	91	299	277
Investment income:
- profit /loss on sale of property, plant and equipment	(5)	(8)	(15)	(19)
- interest and similar income	(5)	(7)	(45)	(17)
- foreign exchange gains	0	0	0	0
- foreign exchange (losses)	0	1	0	3
- interest and similar expenses	22	28	89	75
Changes in provisions:
Pension liabilities	(29)	(24)	(84)	(139)
Other provisions	9	1	41	(1)
Changes in working capital:
Inventory	(1)	1	(3)	2
Trade accounts receivable	(41)	51	(35)	180
Other current assets	19	(1)	(27)	(62)
Trade payables	(52)	(20)	(120)	(112)
Other current liabilities excl. short term financing and taxes	94	71	13	12
Cash generated from operations	341	403	961	1,027
Interest paid	(15)	(15)	(66)	(37)
Income taxes paid	(3)	(70)	(113)	(266)
Net cash from operating activities	323	318	782	724

Acquisition of group companies/jv's (net of cash)	(18)	(188)	(32)	(197)
Disposals of group companies/jv's (net of cash)	0	(1)	0	(1)
Investment in associates	(5)	0	(12)	(4)
Disposals of associates	2	1	3	1
Capital expenditure on intangible assets	(16)	(16)	(52)	(42)
Disposal of intangible assets	0	8	2	10
Capital expenditure on property, plant and equipment	(80)	(68)	(213)	(194)
Proceeds from sale of property, plant and equipment	11	21	26	52
Other changes in (financial) fixed assets	7	(10)	30	(10)
Changes in minority interests	(6)	2	(5)	6
Interest received	2	8	32	18
Dividends received	0	0	0	0
Net cash used in investing activities	(103)	(243)	(221)	(361)
Repurchase of shares	0	0	(259)	0
Other equity changes	4	1	(8)	6
Proceeds from long-term borrowings	6	17	29	32
Repayments to long-term borrowings	(16)	(5)	(41)	(21)
Proceeds from short-term borrowings	(10)	(8)	49	0
Repayments to short-term borrowings	(16)	(13)	(105)	(57)
Proceeds from finance lease	3	1	6	2
Repayments to finance lease	(2)	(1)	(9)	(10)
Dividends paid	(100)	(95)	(268)	(237)

Net cash used in financing activities	(131)	(103)	(606)	(285)

Changes in cash	89	(28)	(45)	78

Cash at beginning of the period	511	580	633	470
Exchange rate differences	3	0	15	4
Changes in cash	89	(28)	(45)	78
Cash at end of period	603	552	603	552

Consolidated Balance Sheet

	30 Sep	01 Jan
	2005	2005
	€ mil	€ mil

Goodwill	2,491	2,425
Other intangible assets	223	218
Intangibles	2,714	2,643

Land and buildings	970	960
Plant and equipment	457	464
Other property, plant and equipment	429	453
Construction in progress	56	47
Property, plant and equipment	1,912	1,924
Investments	86	82
Loans receivable from associates	1	2
Other loans receivable	16	21
Deferred tax assets	209	253
Prepayments and accrued income	118	142
Financial fixed assets	430	500

Fixed assets	5,056	5,067

Inventory	54	46
Accounts receivable	2,214	2,089
Prepayments and accrued income	422	393
Cash and cash equivalents	603	679
Current assets	3,293	3,207

Non-current assets held for sale	10

Total assets	8,359	8,274

Shareholders’ equity	3,363	3,066
Minority interests	14	19
Group equity	3,377	3,085
Deferred tax liabilities	267	236
Provisions for pension liabilities	114	198
Other provisions	169	126
Long-term debt	1,320	1,435
Accrued liabilities	204	221
Non-current liabilities	2,074	2,216

Trade payables	564	670
Provisions (current)	59	49
Other current liabilities	952	950
Accrued current liabilities	1,333	1,304

Current liabilities	2,908	2,973

Total liabilities and group equity	8,359	8,274

Additional Information

Capital expenditure on property, plant and equipment and other intangible assets

	Q3 2005	Q3 2004	YTD Q3 2005	YTD Q3 2004
	€ mil	€ mil	€ mil	€ mil
Mail	23	21	66	65
Express	42	40	122	105
Logistics	27	23	67	62
Corporate	4		10	4
Total	96	84	265	236

Movement in shareholders’ equity

	Q3 2005	Q3 2004	YTD Q3 2005	YTD Q3 2004
	€ mil	€ mil	€ mil	€ mil

Opening balance	3,330	3,263	3,066	2,981
Profit / (Loss) attributable to the shareholders	148	147	551	543

Foreign exchange effects	(16)	(20)	23

Other reserves	1	1	(9)	6

Cash dividend	(100)	(94)	(268)	(233)
Closing balance	3,363	3,297	3,363	3,297

Net debt

	30 Sep	01 Jan
	2005	2005
	€ mil	€ mil

Short-term debt	209	97
Long-term debt	1,320	1,435
Total interest bearing debt	1,529	1,532
Cash and cash equivalents	(603)	(679)
Net debt	926	853

Reconciliation as required under IFRS 1 (First time adoption IFRS)

	Shareholders'	Profit attributable
	equity [1]	to the shareholders [2]
	€ mil	€ mil

Reported under Dutch GAAP	3,210	476
Goodwill amortisation	96	96
Share based Compensation		(4)
Other employee benefits	(35)	(3)
Employee benefits pensions	27	(22)
Other	(1)
Reported under IFRS	3,297	543

1 As per 24 September 2004

With respect to the basis of preparation of the interim financial information presented in this press release, reference is made to our announcement of April 27, 2005 on the presentation of financial information for FY 2004 under International Financial Reporting Standards.

US GAAP Statement

Profit attributable to the shareholders

	YTD Q3 2005	YTD Q3 2004
	€ mil	€ mil

Profit attributable to the shareholders under IFRS	551	543
Adjustments for:
Other employment benefits and group reorganisation	(20)	33
Employment schemes		(8)
Other intangible assets amortisation	(3)	(1)
Financial instruments		1
Stock based compensation	(1)	4
Real estate sale		(4)
Amortisation on restoration of previously recognised impairments	3	3
Long term contract incentive payment	1
Provisions		(1)
Tax effect of adjustments	6	(4)

Profit attributable to the shareholders under US GAAP	537	566
Profit per ordinary share and per ADS under US GAAP *
(in € cents)	118.1	119.1

* Based on an average number of 454.7 million ordinary shares, including ADS (2004: 475.2 million).

Shareholders’ equity

	30 Sep	24 Sep
	2005	2004
	€ mil	€ mil

Shareholders’ equity under IFRS	3,363	3,297
Adjustments for:
Other employment benefits	16	16
Minimum pension liability	(455)
Employment schemes and group reorganisation		133
Goodwill and other long-lived intangible assets	98	47
Other intangible assets amortisation	(27)	(6)
Financial instruments		4
Stock based compensation		4
Real estate sale		(24)
Sale-lease-back transaction	(5)	(6)
Restoration of previously recognised impairments, net of amortisation	6	(4)
Long term contract incentive payment	(3)	(4)
Pension curtailment	2	2
Provisions	2	1
Other	(1)
Deferred taxes on adjustments	48	24

Shareholders’ equity under US GAAP	3,044	3,484

Financial Calendar

Financial Calendar 2005 / 2006

Tuesday	6 December, 2005	Analyst Day

Monday	27 February, 2006	Publication of 2005 fourth quarter and full year results

Thursday	20 April, 2006	Annual General Meeting of shareholders

Wednesday	3 May, 2006	Publication of 2006 first quarter results

Monday	31 July, 2006	Publication of 2006 second quarter and half year results

Monday	30 October, 2006	Publication of 2006 third quarter results

Additional information available at www.tnt.com/group

Mike Richardson Director Investor Relations
Phone +31 20 500 62 41
Fax +31 20 500 75 15
Email mike.richardson@tnt.com

David van Hoytema
Manager Investor Relations
Phone +31 20 500 65 97
Fax +31 20 500 75 15
Email david.van.hoytema@tnt.com

Daphne Andriesse
Senior Press Officer Media Relations
Phone +31 20 500 6224
Fax +31 20 500 7520
Email daphne.andriesse@tnt.com

Published by:
TNT N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O. Box 13000 1100
KG Amsterdam

Phone +31 20 500 60 00
Fax +31 20 500 70 00
Email investorrelations@tnt.com
Internet www.tnt.com/group

Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and management's beliefs and assumptions about future events. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of our tax investigations and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

31 October 2005

Japan Post and TNT join forces

Japan Post and TNT N.V. announce today that they will enter into a strategic co-operation, aimed at jointly realising a leading position in the Asia Pacific express and logistics market. The cooperation will build on the strengths of TNT's global network and Japan Post's strong domestic position and reputation.

The first steps of the co-operation include the launch of co-branded international premium express products to customers in Japan. These products will provide high quality service at competitive prices. For this purpose Japan Post and TNT will establish a joint venture. This JV is based on the current international express activities of TNT to and from Japan and Japan Post's domestic presence as well as its strong relationships with Japanese corporations. Starting from this joint effort, both parties aim to enlarge and strengthen this co-operation in the Asia Pacific region as a next step.

Furthermore TNT has started performing the linehaul and delivery for some of Japan Post's EMS volumes from Japan to several European destinations. A pilot has started in August this year, achieving successful results and high quality on time delivery performance. In terms of Logistics the co-operation initially focuses on developing business in Japan based on TNT's logistics skills and expertise and Japan Post's strong home market position and reputation.

Mr. Masaharu Ikuta, President of Japan Post: "We believe this co-operation with TNT, one of the Big Four integrators dynamically expanding its activities around the world, forms a strong foothold for Japan Post's entering into full-fledged international business, coupled with the cooperation with ANA in the air cargo transportation field. Given this co-operation as a starting point, Japan Post will challenge the fast-growing Asia Pacific express and logistics market to jointly establish a foundation to become a reliable regional operator."

Mr. Peter Bakker, CEO of TNT:"We are extremely proud to become Japan Post's international strategic partner. For TNT this co-operation is a breakthrough step in the development of our ambitious international strategy and growth ambitions in the Asia Pacific international Express and Logistics market. The co-operation between Japan Post and TNT creates the ideal mix of expertise, reputation and operational network to benefit from the future growth in the Asia Pacific market and offer premium services to our customers."

A task force to further develop this strategic co-operation has been established. The bills related to the privatization of the postal services have been passed through the Diet on the 14th of October 2005.

31 October 2005

TNT links China to Europe with the Boeing 747-400ERFs

Global provider of mail, express and logistics services TNT N.V. today announced that its Express Division will lease two B747-400ERF freighters to start up a new direct service between Europe and China in 2006.

The 100 tonnes capacity aircraft will be leased for a period of ten years from the US-based aircraft leasing company Guggenheim Aviation Partners and will provide TNT with its own dedicated capacity between China and Europe. Two years ago, TNT successfully launched its Integrated Direct Express (IDE) service between China and Europe in response to the rapid growth of its global high-tech client base. And TNT is now able to offer its clients up to 1,000 to 1,250 tonne of dedicated controlled air linehaul capacity per week, connecting TNT's European hub with the main gateways in China.

"This is a major step towards achieving our strategic objective of being the number one carrier between Asia and Europe", said Peter Bakker, CEO of TNT N.V. "It provides us with much needed additional capacity between China and Europe, where our volumes have grown by 35 per cent year-to-date, compared with 2004. The investment in the two new freighters will also ensure service reliability and allow us to take advantage of the growth in manufacturing exports out of China."

The new and most modern version of the "jumbos" will be introduced into service in November 2006 and in June 2007. One will do four round trips per week between Shanghai and Europe (Liege, where the company's European Air Network is based), while the second will enable the company to increase the total number of weekly trips to five, and up to nine. Maximum aircraft utilisation will additionally be achieved by operating for third party partner airlines.

The aircraft will be the largest ever operated by TNT (surpassing its present biggest, the A300) and will be the first-ever B747 to sport the distinctive orange and white TNT livery.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 1 November 2005